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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

    The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

________________________________________________________________________________

Name: Pruco Life of New Jersey Flexible Premium Annuity Account

Address of Principal Business Office (No. & Street, City, State, Zip Code):
213 Washington Street, Newark, New Jersey 07102

Telephone Number (including area code): (800) 445-4571

Name and address of agent for service of process:
Thomas C. Castano, Assistant Secretary
Pruco Life Insurance Company of New Jersey,
213 Washington Street, Newark, New Jersey 07102

Check Appropriate Box:

    Registrant is filing a Registration Statement pursuant to Section 8(a) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                          Yes  [x]      No  [ ]





















SEC 1102(3-93) 1 of 6

                           INSTRUCTIONS FOR FORM N-8A

    Read instructions carefully before preparing the notification of registration. A notification of registration will not be deemed acceptable as the notification of registration filed pursuant to Section 8(a) of the Investment Company Act of 1940 ("Act") unless it is prepared, executed and filed substantially in accordance with these instructions.

1. RULE AS TO USE OF FORM:

    This form shall be used as the notification of registration filed with the Commission pursuant to Section 8(a) of the Act.

2. THE REGISTRANT:

    As used in this form the word "registrant" means the investment company filing the notification of registration.

    Each investment company should file a separate notification of registration.

    For purposes of the Act, unincorporated investment organizations, such as trusts, funds, or any organized groups of persons, are regarded as distinct entities. In such cases it is the trust, the fund or other unincorporated entity which is the "registrant." Each such trust, fund or other unincorporated entity must file an individual notification of registration. This is true even though such entities have been created under and pursuant to the same indenture of trust or contract of custodianship, or have the same corporate trustee, investment adviser, manager, depositor, or distributor of their securities.

    Attention is further directed to the fact that a trust or other form of organization which issues periodic payment plan certificates and the assets of which are securities issued by an investment company is itself an investment company, and as such must file a notification of registration independent of that of the investment company the securities of which constitute its assets.

3. APPLICATION OF GENERAL RULES and REGULATIONS:

    The general Rules and Regulations under the Act contain certain general requirements which are applicable to registration of any form. These general requirements should be carefully read and observed in the preparation and filing of a notification of registration on this form. Particular attention is directed to Regulation 8B which sets forth general requirements regarding matters such as the kind and size of paper to be used.

4. PREPARATION OF FORM OF NOTIFICATION OF REGISTRATION:

    (a) This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the notification of registration on paper meeting the requirements of Rule 8b-12. The notification of registration shall contain the item numbers and the text of the items.

    (b) If registrant is filing a registration statement as required by Section 8(b) of the Act concurrently with the filing of notification of registration, registrant need furnish only the information requested on the cover page and sign the form to effect registration. Otherwise, every item and subdivision of the form is to be answered fully and accurately. If an item or subdivision is not applicable to the registrant, indicate that fact by giving the answer "NOT APPLICABLE."

    (c) Every time is to be answered as of the date the form is prepared, unless the context clearly indicates the contrary.

    (d) All answers are to be typewritten or printed in ink. The reply should be centered on the page so that a margin will appear on both sides of the reply.

     (e) Names shall be given in full. Initials or abbreviations will not suffice.

    (f) Signature.

    An original and three copies of each notification of registration shall be filed. The three copies of the notification of registration may have facsimile or typed signatures. If the registrant is an investment company having a board of directors, the original notification of registration shall be signed on behalf of the registrant by a director, officer or trustee. If the registrant has some other form of organization, such as a trust administered by a corporate trustee, a fund, etc., the original notification of registration shall be signed on behalf of the registrant by an officer or director of its sponsor. If no sponsor exists or is at present functioning with reference to the registrant, the signature may be made on behalf of the registrant by an officer or director of the trustee or custodian.

SEC 1102(3-93) 2 of 6
                                        2

    If registrant is concurrently filing a registration statement as required by
Section 8(b) under the Act, the signature, which should conform to the appropriate form of signature shown on the final page of this form, may be placed on the cover page.

    (g) Filing.

    The notification of registration and all inquiries and communications with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.

    (h) Fee.

    There is no fee charged for filing the notification of registration.

    (i) Specific instructions with respect to Item 5(b) of the notification of registration.

    The determination of whether or not a company is a "diversified company" or a "non-diversified company" involves an evaluation of registrant's portfolio securities in relation to the value of its assets. Attention is directed to the definition of value in Section 2(a)(41) of the Act which provides, in general, that valuations for this purpose are to be taken as of the last preceding fiscal quarter except in respect of securities and other assets acquired since such quarter.

    The Commission recognizes that registrant, on the date of preparation of the notification of registration, may not be able to determine its classification with accuracy and that an estimate may have to be made. If such an estimate proves to be erroneous, the registrant, as promptly as possible, should file an amendment to its notification of registration stating its correct classification.

    Registration by an investment company in any classification in no sense constitutes a determination by the Securities and Exchange Commission that registrant is actually entitled to such classification under the Act.

    Attention is further called to the provisions of Section 13 of the Act to the effect that no registered diversified investment company may change from a diversified to a non-diversified company without approval by a vote of a majority of its outstanding voting securities.

5. DEFINITIONS:

    All words and terms used in the form for notification of registration have the same meaning as in the Act. A list of these terms and the sections of the Act in which they are defined follows:

            "closed-end company"                     Section 5(a)(2)
            "company"                                Section 2(a)(8)
            "diversified company"                    Section 5(b)(l)
            "face-amount certificate company"        Section 2(a)(13)
            "investment adviser"                     Section 2(a)(20)
            "investment company"                     Section 3(a)
            "management company"                     Section 4(3)
            "non-diversified company"                Section 5(b)(2)
            "open-end company"                       Section 5(a)(1)
            "security"                               Section 2(a)(36)
            "short-term paper"                       Section 2(a)(38)
            "underwriter"                            Section 2(a)(40)
            "unit investment trust"                  Section 4(2)
            "value"                                  Section 2(a)(41)
            "voting security"                        Section 2(a)(42)

    In addition the following definitions apply: The term "director" is defined in Section 2(a)(12) of the Act. In general the term includes only directors of a corporation, trustees of a common law trust who are natural persons, and natural persons performing similar functions with respect to any organization whether incorporated or unincorporated such as a board of directors or managers of a joint stock company or association.

    The term "sponsor" means the depositor or manager of an investment company not having a board of directors as defined above.

SEC 1102(3-93) 3 of 6
                                        3

6. FAILURE TO FILE A REGISTRATION STATEMENT REQUIRED BY SECTION 8(b) OF THE ACT:

    Registrant's attention is directed to Rule 8b-5 promulgated under Section 8(b) of the Act. Rule 8b-5 provides that an investment company shall file a registration statement with the Commission within three months after the filing of notification of registration under Section 8(a) of the Act. In addition, the rule provides that if the fiscal year of such company ends within the three-month period, its registration statement may be filed within three months after the end of such fiscal year. Unless an application for an extension of time pursuant to Rule 8b-25 is granted, a registrant's failure to comply with
Section 8(b) and Rule 8b-5 thereunder may result in immediate Commission action either to revoke registration under the Act pursuant to Section 8(e) or to institute deregistration proceedings on its own motion pursuant to Section 8(f) of the Act.

     When any registrant (1) indicates in Item 9(e) that its outstanding securities are held by fewer than 100 beneficial owners, (2) fails to comply with Rule 8b-5, and (3) fails to file a registration statement under the Securities Act of 1933 with respect to a proposed public offering within 90 days after the filing of Form N-8A or has withdrawn any such registration statement filed within such 90-day period, the Commission may use such information as the basis for a decision that such registrant has abandoned its intentions of engaging in business as an investment company. Such a determination may be used as a basis for a finding by the Commission that such registrant has ceased to be an investment company and for an order, pursuant to Section 8(f) of the Act, declaring that the registration of such registrant shall cease to be in effect.

    In addition to completing the cover page, a registrant must complete the following items unless it has indicated on the cover page that it is filing the registration statement required pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Item 1.  Exact name of registrant.(1)

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Item 5.  If registrant is a management company:

         (a) state whether registrant is a "closed-end" company or an "open-end" company;

         (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

Item 6.  Name and address of each investment adviser of registrant.(2)

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.(3)

-------------

     (1) Section 35(d) of the Act should be considered in connection with the registrant's name, as should the following: (a) a review of the current List of Companies Registered under the Investment Company Act of 1940, published by the Commission, to ascertain if the name is similar to that of any existing company; and (b) if the corporate name implies a particular investment medium, industry emphasis or objective, the investment policy should be consistent with the name.

     (2) The term "investment adviser" of an investment company is defined in
Section 2(a)(20) of the Act. It should be noted that under this definition any person who pursuant to contract "regularly performs substantially all of the duties" undertaken by an investment adviser to an investment company is also deemed to be an investment adviser to the investment company. Thus, if registrant has a sub-adviser, the name and address of each such subadviser should be included in the response to this item.

     (3) The response to this item should include the full names, not initials, of all officers and directors, and, if all positions on the board are not filled, the number of vacancies should be indicated. Registrant's attention is also directed to Sections 10(a), 10(b), 10(c) and 10(d) of the Act regarding the makeup of the board of directors.

SEC 1102(3-93) 4 of 6
                                       4

Item 8. If registrant is an unincorporated investment company not having a board of directors:

         (a) state the name and address of each sponsor of registrant;

         (b) state the name and address of each officer and director of each sponsor of registrant;

         (c) State the name and address of each trustee and each custodian of registrant.

Item 9.  (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

         (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

         (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

         (d) State whether registrant has any securities currently issued and outstanding (yes or no).

         (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing, of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

Item 10. State the current value of registrant's total assets.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.


                                   SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:

     Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Newark and state of New Jersey on the 18th day of December 1996.


(SEAL)                                 Pruco Life of New Jersey Flexible Premium
                                        Variable Annuity Account
                                       -----------------------------------------
                                                 (Name of Registrant)

                                       BY   /s/  ESTHER H. MILNES
                                          -------------------------------------
                                                 Esther H. Milnes
                                          Title: President of Pruco Life
                                                 Insurance Company of New Jersey

Attest: /s/ SUSAN L. BLOUNT
        ----------------------------
            Susan L. Blount
              Secretary
        Pruco Life Insurance Company
        of New Jersey


SEC 1102(3-93) 5 of 6
                                        5

2. Form of signature if registrant is an unincorporated investment company not having a board of directors.

     Pursuant to the requirements of the Investment Company Act of 1940 the

____________________________________ of the registrant has caused this
  (sponsor, trustee or custodian)
notification of registration to be duly signed on behalf of the registrant in the city of ___________________________ and the state of ___________ on the ________ day of ________, 19____.



(SEAL)                                         Signature _______________________
                                                          (Name of Registrant)

                                               BY  _____________________________
                                                   (Name of sponsor, trustee or
                                                   custodian)

                                               BY  _____________________________
                                                   (Name of officer of sponsor,
                                                   trustee or custodian)

Attest: ____________________________
                 (Name)

        ____________________________           _________________________________
                 (Title)                                     (Title)










SEC 1102(3-93) 6 of 6
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